Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Basic: Earnings available to common shareholders	$6,789,291	$7,271,776	$12,810,463	$ 14,363,876
Weighted average common shares outstanding	10,543,397	10,605,708	10,619,552	10,580,917

Basic earnings per common share	$ 0.64	$ 0.69	$ 1.21	$ 1.36
Diluted: Earnings available to common Shareholders	$6,789,291	$ 7,271,776	$12,810,463	$ 14,363,876
Weighted average common shares outstanding	10,543,397	10,605,708	10,619,552	10,580,917
Weighted average common shares equivalents associated with options and restricted stock	260,049	368,588	277,289	371,821
Total weighted average common shares for diluted purposes	10,803,446	10,974,296	10,896,841	10,952,738

Diluted earnings per common Share	$ 0.63	$ 0.66	$ 1.18	$ 1.31

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